Exhibit 99.2
PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls (Quebec) Canada J0A 1B0	Telephone: 819-363-5100 Fax: 819-363-5155 www.cascades.com
Cascades Announces Successful Completion of Notes Offering and
Purchase of Certain 7 1/4% Senior Notes due 2013 in Cash Tender Offer
KINGSEY FALLS, QUEBEC, CANADA, December 3, 2009 — Cascades Inc. (CAS on the Toronto Stock Exchange), a leader in recovery and in green packaging and tissue paper products, announced today that it has completed its previously announced offering of US$500 million aggregate principal amount of 7 3/4% Senior Notes due 2017 (the “US$ Notes”) and Cdn$200 million aggregate principal amount of 7 3/4% Senior Notes due 2016 (the “Cdn$ Notes” and, together with the US$ Notes, the “Offered Notes”). The US$ Notes and Cdn$ Notes were sold to the public at the price of 98.534% of par and 98.670% of par, respectively.
Cascades also announced today that, in accordance with the terms of its wholly owned subsidiary Cascades Tenderco Inc.’s previously announced tender offer for up to $700 million aggregate principal amount of Cascades’ outstanding 7 1/4% Senior Notes due 2013 (the “7 1/4% Notes”) and 6 3/4% Senior Notes due 2013 (the “6 3/4% Notes” and, together with the 7 1/4% Notes, the “Existing Notes”), Cascades Tenderco has purchased approximately $494.6 million aggregate principal amount of 7 1/4% Notes tendered as of 5:00 p.m. on December 2, 2009 (the “Early Tender Date”). Approximately $151.3 million aggregate principal amount of 7 1/4% Notes remain outstanding, which may be validly tendered and accepted for purchase during the remainder of the tender period, as discussed below.
The tender offer will expire at 9:00 a.m., Eastern Time, on December 17, 2009. At that time, Cascades Tenderco expects to accept for purchase (a) any remaining 7 1/4% Notes validly tendered after the Early Tender Date and then (b) 6 3/4% Notes on a pro rata basis in an aggregate principal amount equal to the difference between $700,000,000 and the aggregate principal amount of 7 1/4% Notes purchased pursuant to the tender offer. As of the Early Tender Date, approximately $187.8 million aggregate principal amount of 6 3/4% Notes have been tendered.
This announcement does not constitute an offer to buy or the solicitation of an offer to sell any of the Existing Notes in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Certain statements in this release are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for Cascades’ products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Cascades’ Securities and Exchange Commission filings.
Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 13,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. Cascades’ shares trade on the Toronto stock exchange under the ticker symbol CAS.
For further information:
Didier Filion,
Director, Investor Relations
Cascades
514-282-2697
Source:
Christian Dubé
Vice-President and Chief Financial Officer